June 26, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Nextracker Inc.
Registration Statement on Form S-1
File No. 333-272934

Acceleration Request
Requested Date: June 28, 2023
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the public offering of shares of the Registrant’s Class A common stock, as many copies of the preliminary prospectus of Nextracker Inc., a Delaware corporation (the “Registrant”), as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on June 28, 2023, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

BARCLAYS CAPITAL INC.

CITIGROUP GLOBAL MARKETS INC.

As representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula
Name: Manoj Vemula Title: Executive Director

BOFA SECURITIES, INC.

By:	/s/ Ray Craig
Name: Ray Craig Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Robert Stowe
Name: Robert Stowe Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dan Mallegni
Name: Dan Mallegni Title: Managing Director

cc:

Daniel Shugar, Chief Executive Officer

David Bennett, Chief Financial Officer

Léah Schlesinger, General Counsel

Nextracker Inc.

Sharon R. Flanagan, Esq.

Samir A. Gandhi, Esq.

Helen Theung, Esq.

Sidley Austin LLP

Emily Roberts, Esq.

[Signature Page to Underwriter Acceleration Request]

Davis Polk & Wardwell LLP

Robert G. Day, Esq.

Melissa S. Rick, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]